Free Writing Prospectus

File Pursuant to Rule 433

Registration No. 333-126811

May 7, 2007

iPath Currency Products PRE Launch Email –INT

SUBJECT LINE: Coming Soon: Three New Paths to Currency Markets

The currency market is the largest, most liquid market in the world. With iPath ETNs it’s also now more accessible.

Three new Exchange Traded Notes for the currency market from Barclays are expected to begin trading on the New York Stock Exchange on or around May 9th.

•	iPathSM JPY/USD Exchange Rate ETN (Ticker: JYN)

•	iPathSM GBP/USD Exchange Rate ETN (Ticker: GBB)

•	iPathSM EUR/USD Exchange Rate ETN (Ticker: ERO)

Transacting in currency spot markets has historically been challenging and costly for individual investors. With iPath ETNs you can bring your clients flexible, cost-effective exposure to individual currencies with the ease of placing a single trade.

All iPath ETNs offer:

•	Transparency

•	Cost efficiency[1]

•	Tax efficiency[2]

•	Daily exchange liquidity

Click here for the term sheets and preliminary pricing supplements.

For more information on the new iPath currency ETNs, call us at 1-877-76-iPath or visit www.iPathETN.com.

If you have any questions, please contact:

Natalie Pickering 415-875-4801

Jessica Edrosolan 415-402-4988

Natalie Pickering and Jessica Edrosolan are representatives of Barclays Global Investors Services.

Find your iPath

1-877-76-iPath

www.iPathETN.com

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[1]

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

[2]

The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the US federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

Barclays Bank PLC and its affiliates, including BGINA and its affiliates, and BCI and its affiliates, do not provide tax advice. Please note that (i) any discussion of US tax matters contained in this communication (including any attachments) cannot be used by you for the purpose of avoiding tax penalties; (ii) this communication was written to support the promotion or marketing of the matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4413-iP-0507

· NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE